Exhibit 10.1
February 24, 2010
Robert Kimball
c/o RealNetworks, Inc.
2601 Elliott Avenue, Suite 1000
Seattle, WA 98121
Dear Bob:
     As you are aware, RealNetworks is going through a transition period. Your continued dedication and commitment to RealNetworks will be instrumental in successfully navigating this transition period.
     We understand that a change of this nature can create uncertainty. Thus, we want to express our gratitude for your past service and our commitment to you as a continuing member of RealNetworks by providing you with (1) additional compensation, as detailed below; (2) the payment of a cash retention bonus (the “Retention Payment”), as detailed below; (3) certain severance benefits as more fully detailed in the Change in Control and Severance Agreement (the “CIC Agreement”) if the Company terminates your employment without “Cause” or you resign for “Good Reason” (for all purposes in this letter, as such terms are defined in your CIC Agreement) not in connection with a “Change in Control” (for all purposes in this letter, as defined in the CIC Agreement) of RealNetworks; and (4) certain enhanced severance benefits as more fully detailed in your CIC Agreement if the Company terminates your employment without Cause or you resign for Good Reason during the period commencing three (3) months prior to, and ending twenty-four (24) months following, a Change in Control (the “CIC Period”).
     In recognition of your promotion to President of the Company, effective February 1, 2010, your annual base salary will be four hundred and twenty-five thousand dollars ($425,000) and your target bonus will be one hundred percent (100%) of your annual base salary. Additionally, RealNetworks granted you an option to purchase five hundred thousand (500,000) shares of RealNetworks common stock on February 1, 2010 (the “Promotion Option”), which will be scheduled to vest as to twelve and one-half percent (12.5%) of the shares subject to the Option after each successive six-month period following the vesting commencement date, subject to your continued employment through each vesting date. The specific terms of your Promotion Option will be set forth in the standard form of award agreement entered into between you and RealNetworks.
     In recognition of your service as the Acting Chief Executive Officer of the Company, you will be entitled to a cash payment equal to $100,000 on July 12, 2010 (the “Bonus Payment”), subject to your continued employment through such date. If the Company terminates your employment without Cause or you resign for Good Reason prior to July 12, 2010, you will receive the entire Bonus Payment within thirty (30) days of your termination of employment. Additionally, effective February 17, 2010,

RealNetworks has granted you an option to purchase sixty thousand (60,000) shares of RealNetworks common stock with a vesting commencement date of January 12, 2010 (the “Acting CEO Option”), which will be scheduled to vest as to fifty percent (50%) of the shares subject to the Option on each of the six (6) month and twelve (12) month anniversaries of the vesting commencement date, subject to your continued employment through each vesting date. The specific terms of your Acting CEO Option will be set forth in the standard form of award agreement entered into between you and RealNetworks.
     Subject to your continued full-time employment through each scheduled payment date, you are eligible to receive a Retention Payment of up to a maximum of eight hundred and fifty thousand dollars ($850,000), of which fifty percent (50%) is guaranteed and fifty percent (50%) is discretionary. The exact amount of the discretionary portion of our Retention Payment will be determined at the time of payment by the Compensation Committee of the Board of Directors of RealNetworks (the “Compensation Committee”) in its sole discretion, subject to applicable tax withholdings, payable as follows:
•	On February 1, 2011, you will receive a Retention Payment of up to a maximum of $566,666.67, of which fifty percent (50%) is a fixed amount and fifty percent (50%) is a discretionary amount determined by the Compensation Committee.

•	On August 1, 2011, you will receive a Retention Payment of up to a maximum of $283,333.33, of which fifty percent (50%) is a fixed amount and fifty percent (50%) is a discretionary amount determined by the Compensation Committee.
     If RealNetworks terminates your employment without Cause or you resign for Good Reason at any time, you will receive the remaining unpaid amount of the maximum amount of your future Retention Payments, if any, within thirty (30) days of your termination of employment, less applicable tax withholding.
     Within thirty (30) days following your death or permanent disability, you or your heirs will be entitled to receive (1) a prorated Retention Payment; and (2) a prorated Bonus Payment. The maximum amount of such prorated Retention Payment will be based on the number of days between February 1, 2010, and the date of your death or permanent disability relative to five hundred and forty-seven (547) days, less any amount already paid to you, payment of fifty percent (50%) of which remains subject to the discretion of the Compensation Committee. The amount of such prorated Bonus Payment will be based on the number of days between January 12, 2010, and the date of your death or permanent disability relative to one hundred and eighty-two (182) days. In the event of any mutually agreed (1) change in your employment status to part-time for a continuous period lasting greater than three (3) months; or (2) your leave of absence for a continuous period lasting greater than three (3) months, the amount of the Retention Payment and/or Bonus Payment may be adjusted, in the Compensation Committee’s sole discretion, to reflect appropriately the change in status (for example, by altering the payment schedule, prorating the payments, tolling the payment schedule or such other method determined by the Company).
     Under your CIC Agreement, if the Company terminates your employment without Cause or you resign for Good Reason at any time other than during the CIC

Period, you generally will be entitled to the following severance benefits: (1) a lump sum payment equal to one hundred percent (100%) of your then-current base salary; (2) vesting acceleration up to a maximum of fifty percent (50%) of the shares subject to your Promotion Option (i.e., up to 250,000 shares) and one hundred percent (100%) of the shares subject to your Acting CEO Option; and (3) extension of the post-termination exercise period on all of your vested equity awards to twelve (12) months following the date of your termination of employment or the last day of your service as a member of the Board of Directors of the Company (the “Board”), whichever is later (except with respect to your incentive stock options), but in no event beyond the original term of the award. Alternatively, if the Company terminates your employment without Cause or you resign for Good Reason during the CIC Period, you generally will be entitled to the following enhanced severance benefits: (1) a lump sum payment equal to one hundred and twenty-five percent (125%) of your (a) annual base salary and (b) target bonus opportunity, in each case as in effect at termination of employment or, if greater, immediately prior to the Change in Control; (2) a lump sum payment equal to the prorated bonus amount, if any, for any partially completed bonus period, to the extent not already paid; (3) accelerated vesting as to one hundred percent (100%) of your unvested equity awards granted on or after February 1, 2010; (4) extension of the post-termination exercise period on all of your vested equity awards to twelve (12) months following the date of your termination of employment (except with respect to your incentive stock options), but in no event beyond the original term of the award; and (5) company-paid COBRA for up to eighteen (18) months following your termination of employment or the last day of your service as a member of the Board, whichever is later. The foregoing is only a summary of the benefits under your CIC Agreement. Your right to the above severance benefits is subject to your execution of a release of claims in favor of the Company and your compliance with the restrictive covenants in your CIC Agreement. You should review your CIC Agreement for the specific details, a copy of which is attached hereto as Attachment A. If there is a conflict between this letter and the CIC Agreement, the terms of the CIC Agreement will control.
     The Company intends that the Retention Payments and the Bonus Payment comply with, or be exempt from, the requirements of Section 409A of the Internal Revenue Code of 1986, as amended, and the Treasury Regulations and other guidance thereunder and any state law of similar effect (collectively “Section 409A”) so that none of the payments or benefits will be subject to the additional tax imposed under Section 409A, and any ambiguities herein will be interpreted to so comply or be exempt. Specifically, the Retention Payment and the Bonus Payment will be exempt from the requirements of Section 409A because all such payments will be made within the applicable short-term deferral period, in accordance with the requirements of Section 1.409A-1(b)(4) of the Treasury Regulations. Each Retention Payment is intended to constitute a separate payment for purposes of Section 1.409A-2(b)(2) of the Treasury Regulations. In no event will the Company reimburse you for any taxes that may be imposed on you as a result of Section 409A.
     Although we intend the Retention Payment, the Bonus Payment and the other benefits described in this letter as an incentive for your continued employment with RealNetworks, your employment remains at-will. RealNetworks or you may terminate your employment at any time, with or without cause, for any reason or no reason, except as may be restricted by law or contract.

     We are excited that we are able to provide you with the benefits described in this letter. We appreciate your dedication and your past efforts and we look forward to your ongoing contributions to the future success of RealNetworks.

Sincerely,
By:	/s/ Tracy D. Daw
Tracy D. Daw
Vice President, Corporate Development, Deputy General Counsel and Corporate Secretary

ACCEPTED and AGREED:

/s/ Robert Kimball	Date: February 24, 2010

Robert Kimball